Exhibit 1

KongZhong Announces Receipt of Revised Non-binding Proposal to Acquire the Company

Beijing, China, August 25, 2016 - KongZhong Corporation (NASDAQ: KZ), a leading online games publisher and developer in the PRC, today announced that its board of directors (the “Board”) has received a revised non-binding proposal letter, dated August 25, 2016, from Mr. Leilei Wang, chairman and chief executive officer of the Company, and IDG-Accel China Growth Fund II L.P., who, together with certain other parties, formed a buyer group (the “Buyer Group”) to acquire all of the outstanding ordinary shares of the Company not owned by them or their affiliates (the “Transaction”) for US$7.18 in cash per American depositary share ("ADS", each representing forty ordinary shares), or approximately US$0.1795 per ordinary share. A copy of the proposal letter is attached hereto as Exhibit A.

The special committee of the Board (the “Special Committee”), formed to consider the original proposal by the Buyer Group, is evaluating this revised proposal with the assistance of its financial and legal advisors. The Special Committee cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made by the Special Committee or the Board with respect to the revised proposal. There can be no assurance that any definitive offer will be made, any agreement will be executed or that this or any other transaction will be approved or consummated.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq since 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail:lifeng3@kongzhong.com

Exhibit A

August 25, 2016

The Board of Directors

KongZhong Corporation (the “Company”)

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, China 100044

The People’s Republic of China

Dear Members of the Board of Directors:

Reference is made to the non-binding preliminary proposal, dated June 29, 2015 (the “Original Proposal”), made by Mr. Leilei Wang, Chairman of the Board of Directors and Chief Executive Officer of the Company, and IDG-Accel China Growth Fund II L.P., who later, together with certain other parties, formed a consortium in connection with the Original Proposal (the “Consortium”), to acquire all of the outstanding ordinary shares (the “Shares”) of the Company not already owned by the members of the Consortium or their respective affiliates(the “Acquisition”).

We very much appreciate the time spent and efforts made by the special committee (the “Special Committee”) of the Company’s board of directors and its advisors so far to facilitate our due diligence and negotiate the definitive agreements providing for the Acquisition. We are submitting this revised non-binding proposal to reaffirm our interests in the Acquisition and to revise our offer price (the “Offer Price”) to US$7.18 in cash per American Depositary Share of the Company (“ADS”, each representing forty Shares), or US$0.1795 in cash per Share, which represents a premium of approximately 20% to the average closing price of the Company’s ADSs over the last 30 trading days and a premium of approximately 12% to the closing price of the Company’s ADS on August 24, 2016, the last trading day prior to the submission of this revised proposal.

Our decision to revise the Offer Price has been a difficult one to make but is necessitated by the tougher than expected market conditions faced by the Company and the Chinese economy. In particular,

•	The global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets and volatility and tightening of liquidity in credit markets. In particular, the closing price of the Company’s ADSs on August 24, 2016 has decreased to US$6.41 per ADS. These developments have negatively affected our ability to raise the necessary debt anticipated by our Original Proposal.

•	China’s GDP growth rate was 6.9% in 2015, which was the lowest in the past 25 years. The economic slowdown and challenges to the macroeconomic environment in China are expected to be sustained, with RMB under strong depreciation pressure. Since the announcement of the Original Proposal on June 29, 2015, RMB has depreciated against U.S. dollar from RMB6.2085 per USD (June 29, 2015) to RMB6.6515 per USD (August 19, 2016), representing a 7.14% decline, according to the exchange rates issued by the Federal Reserve Board. The depreciation trend of RMB is expected to continue, resulting in a negative impact on the valuation of the Company in U.S. dollar terms. Furthermore, our cost of funding associated with the financing for the Acquisition rises with a stronger U.S. dollar.

•	Due to the A-share stock market crash in 2015, China-based private equity funds became very cautious in providing equity financing for the transactions similar to the Acquisition. These developments have negatively affected our ability to raise the necessary equity financing anticipated by our Original Proposal.

In closing, we continue to be fully committed to close the Acquisition and believe that the Acquisition provides full value to the Company’s shareholders. We hope that the Special Committee will give prompt consideration to our proposal and we are prepared to execute the definitive agreements on an expedited basis.

Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned. We look forward to hearing from you.

By:	/s/ Leilei Wang
Leilei Wang

Right Advance Management Ltd.

By:	/s/ Leilei Wang
Name: Leilei Wang
Title: Authorized Signatory

Chiming Bells International Limited.

By:	/s/ Leilei Wang
Name: Leilei Wang
Title: Authorized Signatory

IDG-Accel China Growth Fund II L.P.

By:	IDG-Accel China Growth Fund II Associates L.P., its General Partner

By:	IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ CHI SING HO
Name: CHI SING HO
Title: Authorized Signatory

IDG-Accel China Investors II L.P.

By:	IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ CHI SING HO
Name: CHI SING HO
Title: Authorized Signatory

上海宏流资产管理中心（有限合伙）(Shanghai Trend Asset Management Center (Limited Partnership))

By:	/s/ Hu Shiqiong
Name: Hu Shiqiong
Title: Executive Partner